NEWS RELEASE

August 9, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN INTERSECTS 302.41 METERS OF 1.01 G/T AU AND 48 G/T AG (1.7 G/T AUEQ) AND

1.67 METERS OF 60.66 G/T AU AND 2112 G/T AG (93.2 G/T AUEQ)

IN THE IXTACA ZONE, A NEW DISCOVERY IN MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report the results from the first ever drilling on what is now being called the Ixtaca zone within the Company’s 100% owned Tuligtic project located in Puebla State, Mexico.

Reported today are the results of Hole TU-10-1, the first drilled. Results are pending from the two other holes drilled in this program, TU-10-2 and TU-10-3. Hole TU-10-1 intersected multiple quartz-carbonate-sulphide vein zones over its entire length, averaging 1.01 g/t gold and 48 g/t silver over 302.41 meters from the base of overburden at 47.50 meters depth to the bottom of the hole at 349.91 meters depth. Vein intersections include 0.70 meters of 129 g/t gold and 4288 g/t silver (within an interval of 4.10 meters from 174.5 to 178.6 meters that averaged 25.71 g/t gold and 936 g/t silver). Below are two tables showing the broad intervals of gold-silver mineralisation and the high grade gold-silver vein zones respectively.

As reported in Almaden’s news release of July 5th, 2010, the veins are composed of banded fine grained quartz, calcite, rhodochrosite and sulphides which display textures typical of classic low sulphidation epithermal veins. The Ixtaca zone is a blind drilling discovery as there is very little surface manifestation of the veins. The discovery is the result of the Company’s interpretation of the surface geology and utilising epithermal models of mineralisation.

J.D. Poliquin, Chairman of Almaden commented, “This is an exciting new gold-silver prospect in a brand new district. Both the high grade and bulk tonnage potential of this discovery have been demonstrated and future exploration will now focus on developing a resource. Upon receiving the assay results from holes TU-10-2 and TU-10-3 a follow-up drilling program will be planned, likely to commence in early September, 2010.”

Table 1: Broad Intervals, Ixtaca Zone, Hole TU-10-1

Table 2: High Grade Gold-Silver Intervals, Ixtaca Zone, Hole TU-10-1

Project Details

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and   7 million ounces of gold. The Tuligtic property was acquired by staking in 2002 following prospecting work carried out by the company in the area. Since that time Almaden has optioned the property to three separate partners, all of whom have relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico. Almaden has several other projects staked along this trend.

The Ixtaca zone occurs in deformed carbonate rocks about two kilometres southwest of the Tuligtic porphyry copper zone where the first ever drilling was carried out in late 2009 and early 2010. Surface manifestation of the Ixtaca zone is very obscure because the region is almost completely covered with a thin layer of recent volcanic ash. Reports of historic clay mines brought Almaden’s attention to the area. These kaolinite and replacement silica alteration zones are typical of the surface manifestation of an ancient hotspring environment. Within the feeder faults which channel hot mineral solutions from depth to surface hotsprings, quartz, carbonate, gold and silver can deposit. This was the model employed by the Company in testing the Ixtaca Zone where, in an arroyo beneath the kaolinite and silica alteration, some very narrow (0.1 to 3 centimetre) veins with epithermal textures occur in a small (about 2 metres by 5 metres) outcrop. These veins assayed up to 1 g/t gold and 110 g/t silver. Small cobbles of float in the creek returned assays of up to 600 g/t silver and another such cobble assayed 6.0 g/t gold. Work prior to drilling included a single Induced Polarization geophysical line across this area which detected a  resistivity anomaly and several short geochemical soil sample lines showed coincident anomalous gold and silver values.

There was not sufficient surface exposure to determine the strike or dip of the overall vein zone, nor the veins it is comprised of. Based on limited data, the three holes drilled to date were fanned out in a small area, each in a different direction to test the prospect (see attached map). The site area chosen for this drilling was also constrained by topography. It is now apparent that all the holes were collared within the vein zone. This zone is now thought to have a general northeasterly trend but at this time true widths cannot be calculated with confidence. Additionally, individual veins have several different apparent attitudes and may not be oriented parallel to the strike of the overall vein zone. Aimed at the centre of the resistivity anomaly, hole TU-10-1 was drilled at 110 degrees with a -55 degree dip and is considered to be oriented oblique to the vein zone. Hole TU-10-2 was drilled away from TU-10-1 with an azimuth of 330 degrees and a dip of -55 degrees. Hole TU-10-3 was drilled at an azimuth of 150 degrees with a dip of -50 degrees. Of the three holes, TU-10-1 is believed to have most completely crossed the core of the vein zone while holes TU-10-2 and TU-10-3 are thought to have been collared closer to the hangingwall and footwall respectively. Accordingly lower vein frequency was observed in holes TU10-2 and TU-10-3. The assay results from TU-10-1 suggest that gold and silver grades may be increasing with depth. This is consistent with the shallow portions of epithermal vein systems as represented at the surface of the Ixtaca Zone. Holes TU-10-2 and TU-10-3 are likely to have only intersected shallow levels of the portions of the vein system they crossed.

Morgan J. Poliquin, Ph. D., P. Eng., the President and CEO of Almaden, and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AUEQ” or “Gold Eq.”) values were calculated using a silver to gold ratio of 65 to 1. Intervals that returned assays below detection were assigned zero values.

About Almaden

Almaden is a well-financed (no debt, $C16.5 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently five projects (Caballo Blanco, Tropico, Nicoamen River and Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

N
Property Location
El Tecolote
Location of IP Section
Clay/Silica Alteration
300
200
100
TU-10-2
TU-10-1
TU-10-3
100
200
300
100
200
300
2400m amsl
Clay/Silica Alteration
2300m amsl
Road
0
250
500
meters

IXTACA GOLD-SILVER ZONE, MEXICO
Location of August, 2010 Drillholes